Exhibit 2.1

TERMINATION AGREEMENT

This Termination Agreement (this “Agreement”) is made this 17th day of December, 2009, by and between OceanFirst Financial Corp., a Delaware corporation (“OceanFirst”), and Central Jersey Bancorp, a New Jersey corporation (“Central Jersey”).

WHEREAS, OceanFirst and Central Jersey previously entered into an Agreement and Plan of Merger dated as of May 26, 2009 (the “Merger Agreement”), pursuant to which Central Jersey would merge with and into OceanFirst (the “Merger”) at the Effective Time (as such term is defined in the Merger Agreement);

WHEREAS, Section 10.1(a) of the Merger Agreement provides that the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by the mutual written consent of OceanFirst and Central Jersey;

WHEREAS, as of the date hereof, the Merger has not been consummated; and

WHEREAS, OceanFirst and Central Jersey have determined that it is in the best interest of each company and their respective shareholders to mutually agree to terminate the Merger Agreement and abandon the Merger in accordance with Section 10.1(a) of the Merger Agreement and pursuant to the terms of this Agreement;

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Pursuant to the terms of Section 10.1(a) of the Merger Agreement, the parties hereby agree that immediately upon the full execution of this Agreement, the Merger shall be abandoned and the Merger Agreement shall be terminated and of no further force and effect, except as otherwise provided in the Merger Agreement.

2. This Agreement represents the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

3. This Agreement shall be interpreted and construed in accordance with the laws of the State of Delaware, without regard to conflict of law provisions.

4. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly signed as of the day and year first above written.

OCEANFIRST FINANCIAL CORP.

By:	/s/ John R. Garbarino
John R. Garbarino
Chairman, President and Chief Executive Officer

CENTRAL JERSEY BANCORP

By:	/s/ James S. Vaccaro
James S. Vaccaro
Chairman, President and Chief Executive Officer